Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 8, 2021 by and between Bridgetown 2 LLC, a Cayman Islands exempted company, Li Tzar Kai, Richard, FWD Life Insurance Public Company Limited and FWD Fuji Life Insurance Company Limited (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of Bridgetown 2 Holdings Limited. Each Party hereto agrees that the Schedule 13D, dated February 8, 2021, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 8, 2021	Bridgetown 2 LLC

	By:	/s/ Daniel Wong
Name: Daniel Wong
Title: Manager

Date: February 8, 2021	/s/ Li Tzar Kai, Richard
Li Tzar Kai, Richard

Date: February 8, 2021	FWD Life Insurance Public Company Limited

	By:	/s/ David John Korunic
Name: David John Korunic
Title: Authorized Signatory

Date: February 8, 2021	FWD Fuji Life Insurance Company Limited

	By:	/s/ Hideki Yamagishi
Name: Hideki Yamagishi
Title: Authorized Signatory